TeliaSonera: TeliaSonera's Extraordinary General Meeting on January 17, 2007

STOCKHOLM, Sweden--(BUSINESS WIRE)--Jan. 17, 2007--Today's Extraordinary General Meeting of TeliaSonera AB (publ) (NASDAQ:TLSN) (HEX:TLS1V) (STO:TLSN) (LSE:TEE) decided to elect the following persons as new members to the Board of Directors: Maija-Liisa Friman, Conny Karlsson, Lars G Nordstrom and Jon Risfelt.

The General Meeting decided to relieve the following Board members of their duties: Carl Bennet, Eva Liljeblom, Lennart Laftman, Lars-Erik Nilsson and Sven-Christer Nilsson.

The General Meeting decided that the number of Board members elected by the General Meeting be seven without deputy members.

Caroline Sundewall, Timo Peltola and Tom von Weymarn will continue as Board members. Tom von Weymarn will continue as the Chairman of the Board.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki
Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

(http://wpy.observer.se/wpyfs/00/00/00/00/00/09/0D/EF/wkr0010.pdf)

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CONTACT: TeliaSonera Press Service,
                      +46-8-713 58 30